UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008 [NO FEE REQUIRED]

OR

// TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________ to ________
Commission File Number: ~~0-23008~~ 1-10991

Valassis Employees' Retirement Savings Plan

Valassis Communications, Inc.
(Exact Name of Registrant
as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	38-2760940 (IRS Employer Identification Number)

19975 Victor Parkway
Livonia, Michigan 48152
(address of principal executive offices)
Registrant's Telephone Number: (734) 591-3000

Valassis Employees' Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Valassis Employees' Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Valassis Employees' Retirement Savings Plan

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

755 West Big Beaver, Suite 1900
Troy, Michigan 48084-4906
Telephone: (248) 362-2100
Fax: (248) 362-4459

Independent Auditors' Report

To the Trustees and Participants of the
Valassis Employees' Retirement Savings Plan
Livonia, Michigan

We have audited the accompanying statement of net assets available for benefits of Valassis Employees' Retirement Savings Plan ("Plan") as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, effective January 1, 2008, the Plan changed its method of accounting for fair value measurements in accordance with Statement of Accounting Standards No. 157, *Fair Value Measurement*.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respected in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Troy, Michigan
June 25, 2009

Plante & Moran, PLLC
27400 Northwestern Highway
P.O. Box 307
Southfield, MI 48037-0307
Tel: 248.352.2500
Fax: 248.352.0018
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants
Valassis Employees' Retirement Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Valassis Employees' Retirement Savings Plan as of December 31, 2007 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of Valassis Employees' Retirement Savings Plan as of December 31, 2007 and the changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Southfield, Michigan
June 17, 2008

Valassis Employees' Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2008	2007
Assets		
Investments, at fair value (Notes 2 and 4)		
Mutual funds	$ 90,002,720	$ 80,603,809
Common collective funds	113,540,816	81,334,346
Self-directed brokerage account	5,210,153	6,605,208
Valassis stock fund	3,297,274	9,980,063
Cash surrender value of insurance	30,794	52,893
Participant loans	9,373,791	5,702,572
Total Investments	221,455,548	184,278,891
Employer Contribution Receivables	8,985,879	4,841,392
Net Assets Available for Benefits at Fair Value	230,441,427	189,120,283
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	5,845,722	316,399
Net Assets Available for Benefits	$ 236,287,149	$ 189,436,682

See accompanying independent auditors' report and notes to financial statements.

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31,	2008	2007
Additions		
Contributions		
Participant	$ 18,215,454	$ 7,779,540
Employer	9,093,431	4,841,392
Total Contributions	27,308,885	12,620,932
Investment (Loss) Income		
Interest and dividends	1,950,205	8,944,397
Interest from employee loans	739,939	410,943
Net realized and unrealized gains (losses)		
Employer common stock	(8,385,104)	(1,065,893)
Mutual funds	(59,863,302)	5,559,067
Brokerage account	(5,459,334)	450,969
Common collective funds	(30,347,551)	1,922,354
Total Investment (Loss) Income	(101,365,147)	16,221,837
Total (Reductions) Additions	(74,056,262)	28,842,769
Deductions		
Benefit payments and other deductions	18,826,717	8,221,273
Administrative expenses	241,823	176,916
Hardship and other withdrawals	2,954,532	581,256
Total Deductions	22,023,072	8,979,445
Net (Decrease) Increase in Net Assets Available for Benefits	(96,079,334)	19,863,324
Net Assets Transferred In (Note 2)	142,929,801	-
Net Assets Available for Benefits, beginning of year	189,436,682	169,573,358
Net Assets Available for Benefits, end of year	$ 236,287,149	$ 189,436,682

See accompanying independent auditors' report and notes to financial statements.

1. Plan Description

The following brief description of the Valassis Employees' Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

The Plan was established under the provisions of Section 401(k) of the Internal Revenue Code.

General

Employees of Valassis Communications, Inc. ("Valassis" or the "Company") may become participants upon date of hire in the 401(k) portion of the Plan. Employees become eligible for the profit sharing portion of the plan after they have completed the eligibility requirements which are one year of service and 1,000 hours of service. Collectively bargained employees are subject to the terms of their bargaining agreement. Once eligible for profit sharing, employees must work 1,000 hours in the Plan year in order to receive a profit sharing contribution for that year.

On March 2, 2007, Valassis, through its wholly-owned subsidiary, Michigan Acquisition corporation, a Delaware Corporation ("Michigan"), completed its acquisition of ADVO, Inc. ("ADVO"), pursuant to an Agreement and Plan of merger, dated as of December 18, 2006 (the "Merger"). As a result of the Merger, ADVO, Inc. was renamed as of January 1, 2008 to Valassis Direct Mail, Inc.

The Valassis Retirement Plan Committee voted on December 11, 2007 to terminate the ADVO, Inc. 401(k) Savings Plan (Plan Number 001) and ADVO, Inc. 401(k) Savings Plan (Plan Number 004). The Plans' assets in the amount of $142,929,801 were transferred to the Plan on January 2, 2008.

Contributions

Participants may contribute a self-determined portion, between 1 percent and 50 percent, of their compensation of the Plan, subject to tax deferral limitations established by the Internal Revenue Code. Collectively bargained employees are subject to their contract terms.

The Plan allowed for an employer match of 20 percent of the first 3 percent of salary for participants in the Plan with an annual salary less than or equal to $75,000 annually prior to 2008. Effective January 1, 2008, the Plan allows for an employer match for union employees of 100 percent of the first 6 percent of salary annually. Employer matching contributions for the years ended December 31, 2008 and 2007 amounted to $65,579 and $224,236, respectively.

The Company may also make a discretionary profit-sharing contribution based on the compensation of the participant. Employer profit-sharing contributions for the years ended December 31, 2008 and 2007 amounted to $9,093,679 and $4,622,025, respectively.

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the Company's contributions and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct the investments of their account balances into various investment options offered by the Plan.

Participants elect to invest their account balance and contributions among various investment options provided by the Valassis Employees' Retirement Savings Plan Retirement Plan Committee (the "Committee"), including an option to invest in the Company common stock.

Participant Loans

The Plan permits participants to obtain loans up to $50,000, but limited to no more than 50 percent of the value of the participant's account. This limit is imposed on the combined total of all loans from the Plan. Loan applications must be approved by the recordkeeper and are not available to highly compensated employees, officers, or stockholders in amounts greater than those available to other employees. Loan terms are limited to five years unless the borrower provides proof that the loan is for the purchase of a residence, in which case the Plan Administrator may extend the term up to 10 years. The loans are collateralized by the balance in the participant's account. Interest rates are established at the prime rate, as determined by the Plan Administrator, as of the beginning of the month in which the loan originates.

Forfeitures

Voluntary employee contributions are nonforfeitable at all times. However, the nonvested portion of the employer contribution is forfeitable. Forfeited amounts may be used by the Company to offset future contributions. Vesting of employer contributions is described below. Forfeitures applied against employer contributions in 2008 and 2007 totaled $47,800 and $4,869, respectively.

Hardship and Other Withdrawals

Participants may withdraw an amount from their account due to hardship, as defined in the Plan. Generally, hardship withdrawals are limited to the purchase of a primary residence, education or medical expenses, to prevent eviction or foreclosure on a participant's principal residence burial or funeral expense for a spouse, parent, child or tax dependent, or expenses for the repair of damage to a participant's principal residence that would qualify for casualty deduction under Code Section 165. In addition, the Plan allows for in-service distributions, as defined by the Plan.

Benefit Payments

The normal retirement age defined by the Plan is 62. Upon normal retirement or death, the entire balance of the participant's account becomes payable to the participant or his or her beneficiary. All benefits are payable in a lump-sum amount or qualified joint and survivor annuity. Benefit payments to participants are recorded upon distribution.

Vesting

Employee contributions are vested 100 percent at the time they are made. Employer contributions are vested in accordance with the following schedule:

Years of Service	*Percentage*
1	20%
2	40%
3	60%
4	80%
5	100%

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

The Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, requires the Statement of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Adoption of New Accounting Standard

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157") which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS 157. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS 157 did not have a material impact on the Plan's financial statements.

The standard describes three levels of inputs that may be used to measure fair value.

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 - Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity of the asset and liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Investment Valuation and Income Recognition

The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Mutual Funds - These are public investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common Collective Funds ("CCF") - These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. Included in the CCF is a stable value fund that has investments in fully benefit-responsive investment contracts which are valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective fund is based on discounting the related cash flows of the underlying investment contracts based on current yields of similar instruments with comparable durations.

Valassis Communications, Inc. Common Stock - Valassis Communications, Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within Level 1 of the valuation hierarchy.

Brokerage Accounts - The CISC Brokerage Option is made up of mutual funds and corporate common stocks and interest bearing cash. The investments are public investments valued using the Net Asset Value provided by the administrator of the fund or the closing values provided by the applicable stock exchange composite listings for any corporate stock. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Insurance Contracts - Life insurance contracts are stated at cash surrender value as provided in the policies which approximates fair value. The contracts are classified within Level 3 of the valuation hierarchy.

Loans to Participants - Loans to participants are valued at cost plus accrued interest, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administrative Expenses

Certain plan expenses are paid by the Company while other administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of changes in net assets during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties

Market conditions resulted in an unusually high degree of volatility in 2008 and increased the risks and short-term liquidity associated with certain investments held by the Plan which could impact the value of investments after the date of these financial statements.

The Plan provides for investment in the Company Stock Fund. At December 31, 2008 and 2007, approximately 1 percent and 5 percent of the Plan's net assets were invested in the common stock of the Company, respectively. The underlying value of the Company common stock is entirely dependent upon performance of the Company and the market valuation of such performance.

The Plan invests in various securities including mutual funds, common collective funds, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the risks and values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Reclassifications

Certain 2007 amounts have been reclassified to conform to 2008 presentation.

3. Party-In-Interest Transactions

Certain plan investments are shares of funds managed by JP Morgan Chase Bank and American Century. JPMorgan Chase Bank is the trustee as defined by the Plan and JPMorgan Retirement Plan Services is the recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Plan held $3,297,274 and $9,980,063 of the Company's stock in the Valassis Stock Fund as of December 31, 2008 and 2007, respectively. Participants have loans from their participant accounts outstanding in the amount of $9,373,791 and $5,702,572 as of December 31, 2008 and 2007, respectively.

4. Investments

The following presents investments that represent five percent or more of the Plan's net assets:

December 31,	**2008**	2007
Investments, at fair value		
JPMorgan Equity Index Fund	**$ 30,103,455**	$ 29,991,726
Growth Fund of America	**26,536,033**	25,290,470
Harbor International Fund	**22,257,440**	27,457,309
Valassis Stock Fund	*	9,980,063
Investment, at contract value		
JPMorgan Stable Asset Income Fund	**51,183,116**	22,492,436

* Amount is below the five percent of net assets available for benefits for the applicable year.

5. Fair Value Measurements

See "Adoption of New Accounting Standards" in Note 2 above for discussions of the methodologies and assumptions used to determine the fair value of the Plan's investments.

The following tables set forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2008. As required by SFAS No. 157, investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As of December 31, 2008			
	Level 1	*Level 2*	*Level 3*	***Total Fair Value***
Assets				
Mutual funds	$ 90,002,720	$ -	$ -	**$ 90,002,720**
Collective investment trusts	-	113,540,816	-	**113,540,816**
Common stock - VCI	3,297,274	-	-	**3,297,274**
Brokerage Accounts				
Corporate stock - common	2,750,528	-	-	**2,750,528**
Interest bearing cash	1,898,561	-	-	**1,898,561**
Registered investment companies	559,807	-	-	**559,807**
Other	1,258	-	-	**1,258**
Insurance contracts	-	-	30,794	**30,794**
Participant loans	-	-	9,373,791	**9,373,791**
Total Assets	$ 98,510,148	$ 113,540,816	$ 9,404,585	**$ 221,455,549**

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investment assets and liabilities for the year ended December 31, 2008.

	As of December 31, 2008			
	Beginning Fair Value	*Realized/ Unrealized Gains*	*Issuances, Maturities, Transfer In/Out, Net*	*Ending Fair Value*
Insurance Contracts	$ 52,893	$ 3,406	$ (25,505)	$ 30,794
Participant Loans	5,702,572	-	3,671,219	9,373,791
	$ 5,755,465	$ 3,406	$ 3,645,714	$ 9,404,585

6. Termination of the Plan

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan under the provisions of ERISA. In the event the Plan is terminated, participants would become 100 percent vested in their accounts. Participants will be entitled to the amount credited to their accounts, plus a pro rate share of any unallocated funds or assets of the Plan.

7. Internal Revenue Service Status

The Plan received a determination letter dated October 1, 2004 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and legal counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

Years Ended December 31,	**2008**	2007
Net assets available for benefits per the financial statements	**$ 236,287,149**	$189,436,682
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	**(5,845,722)**	(316,399)
Net Assets Available for Benefits Per the Form 5500	**$ 230,441,427**	$189,120,283

The following is a reconciliation of the total additions per the financial statements to total income per the Form 5500:

Year Ended December 31,	2008	2007
(Decrease) Increase in Net Assets Available for Benefits, per the financial statements	**$ (96,079,334)**	$ 19,863,324
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2007 and 2006, respectively	**316,399**	390,856
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2008 and 2007, respectively	**(5,845,722)**	(316,399)
Total Income Per the Form 5500	**$ (101,608,657)**	$ 19,937,781

Supplemental Schedule

Valassis Employees' Retirement Savings Plan

Schedule of Assets (Held at End of Year)
December 31, 2008

Employer Identification Number: 38-2760940
Plan Number: 004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American Funds	Growth Fund of America - Mutual fund	a	$ 26,536,033
	Harbor	Harbor International Fund - Mutual fund	a	22,257,440
	Legg Mason	Western Asset Core Bond Portfolio - Mutual fund	a	11,468,962
	Davis	New York Venture - Mutual fund	a	8,079,306
	American Beacon	American Beacon Large Capital Value - Mutual fund	a	7,273,169
	Oppenheimer	Main Street Small Cap - Mutual fund	a	4,616,243
	Wells Fargo	Advantage Small Capital Growth - Mutual Fund	a	3,799,623
	Thornburg	Thornburg Core Growth - Mutual fund	a	3,404,355
	Artisan	Mid Cap Value - Mutual fund	a	1,715,437
	Morgan Stanley	US Mid Cap Value - Mutual fund	a	655,428
	Victory	Small Company Opportunity - Mutual fund	a	196,724
	JPMorgan	JPMorgan SmartRetirement 2010* - Common collective fund	a	2,134,520
	JPMorgan	JPMorgan SmartRetirement 2015* - Common collective fund	a	3,331,992
	JPMorgan	JPMorgan SmartRetirement 2020* - Common collective fund	a	5,507,573
	JPMorgan	JPMorgan SmartRetirement 2025* - Common collective fund	a	6,686,937
	JPMorgan	JPMorgan SmartRetirement 2030* - Common collective fund	a	7,630,042
	JPMorgan	JPMorgan SmartRetirement 2035* - Common collective fund	a	2,624,781
	JPMorgan	JPMorgan SmartRetirement 2040* - Common collective fund	a	2,464,482
	JPMorgan	JPMorgan SmartRetirement 2045* - Common collective fund	a	734,993
	JPMorgan	JPMorgan SmartRetirement Inc.* - Common collective fund	a	973,460
	JPMorgan	JPMorgan SmartRetirement 2050* - Common collective fund	a	165,465
	JPMorgan	JPMorgan Stable Asset Income Fund* - Common collective fund	a	51,183,116
	JP Morgan	JPMorgan Equity Index Fund* - Common Collective fund	a	30,103,455
	JPMorgan	Chase Investment Services Corp.* - Self directed brokerage account	a	5,210,153
	Valassis	Valassis Stock Fund*	a	3,277,191
	JPMorgan	Cash in Stock*	a	20,083
	Insurance contracts	Policy Number 6568255	a	4,960
	Insurance contracts	Policy Number 6404438	a	4,611
	Insurance contracts	Policy Number 6568454	a	4,520
	Insurance contracts	Policy Number 6060720	a	3,930
	Insurance contracts	Policy Number 6400395	a	3,690
	Insurance contracts	Policy Number 6567722	a	3,069
	Insurance contracts	Policy Number 6568706	a	2,205
	Insurance contracts	Policy Number 6567686	a	1,897
	Insurance contracts	Policy Number 6404486	a	1,055
	Insurance contracts	Policy Number 6229051	a	857
Participants		Participant loans with interest rates ranging from 4.0% to 9.5%*	-	9,373,791
		Total		$ 221,455,548

* - A party-in-interest as defined by ERISA.
a - The cost of participant directed investments is not required to be disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized in the City of Livonia, State of Michigan on June 26, 2009.

Valassis Communications, Inc.
Valassis Employees' Retirement Savings Plan

By: ______________________________
Robert L. Recchia, Chief Financial Officer and
Plan Administrator

BDO

BDO Seidman, LLP
Accountants and Consultants

755 West Big Beaver, Suite 1900
Troy, Michigan 48084-4906
Telephone: (248) 362-2100
Fax: (248) 362-4459

Valassis Employees' Retirement Savings Plan
Livonia, Michigan

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-00024) of our report dated June 25, 2008, relating to the financial statements and supplemental schedules of Valassis Employees' Retirement Savings Plan appearing on this Form 11-K for the year ended December 31, 2008.

BDO Seidman, LLP

Troy, Michigan
June 26, 2009

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-00024) on Form S-8 of our report dated June 17, 2008 appearing in the Annual Report on Form 11-K of Valassis Employees' Retirement Savings Plan for the year ended December 31, 2007.

Plante & Moran, PLLC

Southfield, Michigan
June 26, 2009